January 10, 2020
ROBERT A. FREEDMAN	EMAIL: RFREEDMAN@FENWICK.COM
Direct Dial: +1 (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE
Washington, DC 20549

Attention:	Ada Sarmento Joseph McCann Tara Harkins Terence O’Brien

Re:	Passage Bio, Inc.
Draft Registration Statement on Form S-1
Submitted December 6, 2019
CIK No. 0001787297

Ladies and Gentlemen:

On behalf of Passage Bio, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (“Draft No. 2”) to the Confidential Draft Registration Statement on Form S-1 (CIK No. 0001787297) as confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on December 6, 2019 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated January 3, 2020 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being mailed via overnight courier two copies of Draft No. 2 in paper format, marked to show changes from the Draft Registration Statement as initially submitted.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Draft No. 2 to update certain other disclosures.

Draft Registration Statement on Form S-1

Our pipeline, page 3

1.                                      Please revise your Summary pipeline table to remove programs other than those involving your three lead product candidates. In this regard, we note that your other programs presently are discovery-stage and, as such, it is premature to highlight them prominently in your Summary.

In response to the Staff’s comment, the Company has revised its disclosure on page 3 of Draft No. 2.

Implications of being an emerging growth company and smaller reporting company, page 6

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s request and will supplementally provide the Staff with a copy of any written communications it presents to potential investors in “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review.

Third parties may initiate legal proceedings..., page 43

3.                                      Please revise your risk disclosure to further explain the statement concerning your awareness of potential claims regarding your AAVhu68 capsid.

In response to the Staff’s comment, the Company has revised its disclosure on page 42 of Draft No. 2.

Use of proceeds, page 74

4.                                      Please revise to disclose the amount of proceeds that you intend to allocate toward the development of each lead product candidate and also disclose the trials (e.g., Phase 1/2) that you intend to fund with the proceeds.

In response to the Staff’s comment, the Company has revised its disclosure on page 71 of Draft No. 2.  The Company advises the Staff that it will further revise its disclosure regarding its expected use of proceeds from this offering and its cash and cash equivalents to disclose the trials that it intends to fund with such proceeds once it has an estimate of the anticipated proceeds from the offering.

Capitalization, page 76

5.                                      We note on pages F-8, F-15, F-24 and F-31 that all of your outstanding preferred shares will convert automatically into common stock in the event of a “Qualified IPO”. Please revise your disclosures to clarify all of the stipulations of a “Qualified IPO” and explain why you believe that it is factually supportable that the outstanding preferred shares will automatically convert into common stock.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-8, F-15, F-24 and F-31 of Draft No. 2.  The Company also advises the Staff that it has assumed for purposes of the prospectus all of its outstanding shares of preferred stock will automatically convert into common stock because if for any reason the valuation and proceeds stipulation of a “Qualified IPO” are not met, the Company only intends to proceed with the proposed offering if it receives the support of the requisite holders of preferred stock to effect an automatic conversion.

Share-based compensation, page 94

6.                                      You disclose that your board of directors determined the estimated fair value of common stock for certain awards utilizing valuations prepared by an independent third-party. However, on page 96 you disclose “third-party valuations resulted in valuations of our common stock of $0.23, $0.36 and $1.82 per share as of January 15, 2019, May 8, 2019 and August 27, 2019, respectively, and were used for the purposes of determining the share-based compensation expense.” While you have no requirement to make reference to a third party expert simply because you used or relied on the third party expert’s valuation, this disclosure appears to be a statement of the third party expert and attributes the figures to the expert. This would appear to require compliance with Securities Act Rule 436, including naming the expert and including their consent. Please advise. Refer also to Securities Act Section 11(a) and C&DI Question 141.02.

In response to the Staff’s comment, the Company has revised its disclosure on page 93 of Draft No. 2 to clarify that the Company’s board of directors determined the estimated fair value of common stock for purposes of share-based compensation expense.  Therefore, as revised, the Company does not believe it is required under Securities Act Rule 436 to name and include a consent from the third party who assisted the board of directors in preparing a valuation.

7.                                      We may have additional comments on your accounting for equity issuances. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to your offering and the estimated offering price.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Program selection, page 121

8.                                      We refer to your disclosure at the top of page 122 concerning preclinical validation in a mouse model of Krabbe disease. Please revise to present the study data that supports each of the statements in this section. In this regard, your disclosure on pages 122-123 concerning the two mouse studies does not appear to address motor function or show how it was improved. Similarly it is not clear that either of these studies showed improved CSF delivery in mice that corrected peripheral nerve demyelination and globoid cell infiltration.

In response to the Staff’s comment, the Company has revised its disclosure on pages 117 and 119-121 of Draft No. 2.

License agreement

University of Pennsylvania, page 130

9.                                      We note your disclosure that the agreement will expire on a licensed product-by licensed product and country-by-country basis upon the later of (i) the expiration of the last valid claim of the licensed patent rights that covers the exploitation of such licensed product in such country, (ii) ten years after first commercial sale of such licensed product in such country, and (iii) expiration of the data exclusivity term conferred by the applicable regulatory authority in such country for such licensed product. If this is also when the royalty term will expire, please make that clear in this section or revise your disclosure to state when the royalty term expires.

In response to the Staff’s comment, the Company has revised its disclosure on page 128 of Draft No. 2.

Intellectual property, page 132

10.                               With respect to your patent family with a pending PCT international application and one pending foreign application, please disclose the foreign jurisdiction and what jurisdictions the PCT international application covers.

In response to the Staff’s comment, the Company has revised its disclosure on page 129 of Draft No. 2.

Note 3. Summary of significant accounting policies

Share-based compensation, page F-23

11.                               We note your disclosures starting on page F-25 that you issued shares in exchange for nonrecourse notes and that you account for these transactions as the grant of a stock option whereby you do not record the nonrecourse notes on your balance sheet. Please tell us and revise your filing to explain in more detail the nature of why you do not record nonrecourse notes in exchange for your shares issued on the balance sheet. Cite the accounting literature utilized and how you applied it to your situation.

In response to the Staff’s comment, the Company has revised its disclosure on page F-25 of Draft No. 2.  The Company also notes that a recourse note receivable for issuance of equity should be presented pursuant to the guidance in ASC 505-10-45. ASC 505-10-45-2 requires that notes receivable recognized in connection with the issuance of stock be reflected as a reduction of shareholders’ equity in most cases until paid. Rule 5-02.29 of Regulation S-X requires the subscription receivable to be reflected as a reduction in stockholders’ equity. Similar guidance is provided in ASC 310-10-S99-2 for capital stock that is issued to officers or other employees before cash payment is received.

In February 2019, the Company issued notes in connection with the early exercise of stock options. The vesting of the stock options requires future services to be provided to the Company.  In the event such services are not provided during the requisite service period, the underlying shares would be returned to the Company.  The notes represent an employee loan that is collateralized only by the stock purchased and the Company’s only recourse is to the stock itself. As described under ASC 718-10-25-3, stock compensation arrangements should be accounted for according to their substance.  The rights and obligations embodied in a transfer of equity shares to an employee for a note that provides no recourse to other assets of the counterparty (other than the shares) are substantially the same as those embodied in a grant of share options. As such, the Company believes the substance of the nonrecourse notes to be compensatory in nature and evaluated under the scope of ASC 718, Compensation-Stock Compensation as opposed to ASC 505-10-45.

The shares sold subject to the notes are considered an option for accounting purposes under ASC 718-10-25-4, and therefore the Company did not record a note or shares outstanding on the balance sheet, but instead measures compensation expense for the stock option based on its fair value on the grant date and recognizes that compensation expense over the requisite service period with an offsetting credit to additional paid-in capital.  Periodic principal and interest payments prior to vesting, if any, are treated as deposits. Refundable deposits are recorded as a liability until the notes are paid off at which time the liability is reclassified to additional paid-in capital.  Payments made subsequent to vesting are recorded as a credit to additional paid-in capital as payments are received.

* * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Ryan Mitteness at (206) 389-4533.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman
Partner

FENWICK & WEST LLP

Cc	Stephen Squinto, Interim Chief Executive Officer
Jill M. Quigley, Chief Operating Officer
Edgar B. (Chip) Cale, General Counsel
Passage Bio, Inc.

Effie Toshav, Esq.
Ryan Mitteness, Esq.
Fenwick & West LLP

Brent Siler, Esq.
Darah Protas, Esq.
Cooley LLP